UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2006

Commission File Number 000-50112

Pan American Gold Corporation

(Translation of registrant's name into English)

Suite 605 – 475 Howe Street, Vancouver, British Columbia V6C 2B3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   ☐ No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 - ☐

ONTARIO

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

State the full name of your company and the address of its principal office in Canada:

Pan American Gold Corporation (the “Company”)

#604 – 750 West Pender Street

Vancouver, BC V6C 2T7

Item 2.	Date of Material Change

May 15, 2006

Item 3.	News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51-102.

The Press Release dated May 15, 2006 disseminated via Canada Stockwatch and Businesswire.

Item 4.	Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

The Company announced that it has signed a binding letter of intent for the right to earn a 100% interest in mineral properties at Huicicila (Miravalles) in Nayarit State, Mexico, in consideration for the aggregate payment of US$1,100,000 over a four year period and the expenditure of US$600,000 on field work commitments over a three year period.

Item 5.	Full Description of Material Change

Supplement the summary required under item 4 with sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without refer to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also item 7.

Some examples of significant facts relating to the material change include: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the reporting issuer or its subsidiaries. Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

The Company has signed a binding letter of intent (the “Agreement”) for the right to earn a 100% interest (the “Option”) in mineral properties at Huicicila (Miravalles) in Nayarit State, Mexico (the “Property”). The current claims consist of four properties of 470, 349, 144 and 30 hectares totaling 993.883 hectares.

High grade gold and silver quartz veins are present on the property. Current and existing reserves at Huicicila total 50,000 tonnes of ore: 1 oz of Au, 12 oz Ag. Excellent potential exists to increase the tonnage with further exploration. The Company is currently in negotiations with two senior geologists to join the board and aggressively pursue our exploration opportunities. The Company intends to release a geological report, in accordance with National Instrument 43-101, on the Property in the near future.

The acquisition is subject to a 3% net smelter return royalty from production on the Property (payable upon the commencement of commercial production). The area of influence encompasses all new claims staked within 20 kilometers of Punto de Partida, the starting point of the claims.

Upon the completion of due diligence, the Company will be entitled to exercise the Option and thereby acquire a 100% interest in the Property, subject to the NSR, by completing the following:

• Year 1 – Initial payment of US $20,000 at the beginning of the Option Period, and a second payment of US $40,000 six months later. The Company is required to complete fieldwork commitments of US $100,000 on direct exploration of the Property in that year.

• Year 2 – Payment of US $120,000 will be made on the anniversary date of the Option Period and field work commitments of US $200,000 is required to be completed.

• Year 3 – Payment of US $170,000 and field work commitments of US $300,000 is required to be completed.

• Year 4 – Payment of US $750,000 to Ramon Farias, of which, at the discretion of the Company, up to 50% will be payable in shares of the public company that holds the Option.

Further terms of the transaction include:

• Up to 25% of payments noted above may be made in shares at the rate of one share for each US$0.60.

• All of the annual cash payments will be in US dollars, plus a 15% IVA (not including tax payments).

• Work commitments exceeding required amounts will be credited to the following year.

The Optionor will assist the Company in staffing and organizational needs as exploration work begins on the Property.

Pursuant to the terms of the Agreement, the Company is obligated to pay the taxes and maintain the legal status of the claims comprising the Property in accordance with Mexican mining law during the Pre-Agreement Activity Period and during the Option Period while the Option is in effect.

The letter of intent is filed with this Material Change Report.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

If this report is being filed on a confidential basis in reliance of subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable.

Item 7.	Omitted Information

State whether any information has been omitted on this basis that it is confidential information.

In a separate letter to the applicable regulator or securities regulatory authority marked “Confidential” provide the reasons for your company’s omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulator or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

Not Applicable.

Item 8.	Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

Michael Sweatman

Director

604.684.4312

Item 9.	Date of Report

May 16, 2006.

PAN AMERICAN GOLD CORPORATION

/s/ Michael Sweatman

Michael Sweatman, Director

Pan American Gold Corporation

May 15, 2006

FOR IMMEDIATE RELEASE:

Pan American Gold Corporation acquires new mineral property in Mexico’s Nayarit State.

Pan American Gold Corporation (OTC BB: PNAMF) (“Pan American”) is pleased to announce that it has signed a binding letter of intent (the “Agreement”) for the right to earn a 100% interest (the “Option”) in mineral properties at Huicicila (Miravalles) in Nayarit State, Mexico (the “Property”). The current claims consist of four properties of 470, 349, 144 and 30 hectares totaling 993.883 hectares.

High grade gold and silver quartz veins are present on the property. Current and existing reserves at Huicicila total 50,000 tonnes of ore: 1 oz of Au, 12 oz Ag. The estimated probable resources are believed to be above 500,000 oz. Excellent potential exists to increase the tonnage with further exploration. Pan American is currently in negotiations with two senior geologists to join the board and aggressively pursue our exploration opportunities. Pan American intends to release a 43-101 report on the Property in the near future.

The acquisition is subject to a 3% net smelter return royalty from production on the Property (payable upon the commencement of commercial production). The area of influence encompasses all new claims staked within 20 kilometers of Punto de Partida, the starting point of the claims.

Upon the closing of the Agreement, Pan American will be entitled to exercise the Option and thereby acquire a 100% interest in the Property, subject to the NSR, by completing the following:

• Year 1 – Initial payment of US $20,000 at the beginning of the Option Period, and a second payment of US $40,000 six months later. Pan American is required to complete fieldwork commitments of US $100,000 on direct exploration of the Property in that year.

• Year 2 – Payment of US $120,000 will be made on the anniversary date of the Option Period and field work commitments of US $200,000 is required to be completed.

• Year 3 – Payment of US $170,000 and field work commitments of US $300,000 is required to be completed.

• Year 4 – Payment of US $750,000 to Ramon Farias, of which, at the discretion of Pan American, up to 50% will be payable in shares of the public company that holds the Option.

Further terms of the deal include:

• Up to 25% of payments noted above may be made in shares at the rate of 1 share for each US $0.60.

• All of the annual cash payments will be in US dollars, plus a 15% IVA (not including tax payments).

• Work commitments exceeding required amounts will be credited to the following year.

• The Optionor will assist Pan American in staffing and organizational needs as exploration work begins on the Property.

Pursuant to the terms of the Agreement, Pan American is obligated to pay the taxes and maintain the legal status of the claims comprising the Property in accordance with Mexican mining law during the Pre-Agreement Activity Period and during the Option Period while the Option is in effect.

For more information, please contact Investor Relations at 604-738-3882.

Notice Regarding Forward-Looking Statements

This news release contains “forward-looking statements”, as that term is defined in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Statements in this press release which are not purely historical are forward-looking statements and include any statements regarding beliefs, plans, expectations or intentions regarding the future. Such forward-looking statements include, among others, the expectation and/or claim, as applicable, that: (i) current and existing reserves at Huicicila may total 50,000 tones of ore: 1 oz of Au, 12 oz Ag; (ii) the estimated probable resources are believed to be above 500,000 oz; (iii) the two senior executives will agree to join the board of directors of Pan American and that, upon appointment, such executives will aggressively pursue Pan American’s exploration opportunities; and (iv) Pan American may release a 43-101 report on the Property in the near future.

Actual results could differ from those projected in any forward-looking statements due to numerous factors. Such factors include, among others: (i) the failure of the Agreement to close for any reason; (ii) the inherent uncertainties and speculative nature associated with mineral exploration; (iii) changes in reserve estimates, if any; (iv) any number of events or causes which delay or cease exploration and development of Pan American’s property interests such as environmental liabilities, weather, mechanical failures, safety concerns, labour problems and financing problems; (v) changes in economic conditions, adverse exchange rates and financial markets; (vi) the risk that Pan American does not execute its business plan; (vii) the inability to retain key employees; (viii) changes in the prices of precious metals or other minerals Pan American acquires or produces; (ix) Pan American's inability to finance its operations or growth; and (x) the inability to obtain all necessary government, environmental and regulatory approvals. These forward-looking statements are made as of the date of this news release and Pan American assumes no obligation to update the forward-looking statements, or to update the reasons why actual results could differ from those projected in the forward-looking statements. Although Pan American believes that the beliefs, plans, expectations and intentions contained in this press release are reasonable, there can be no assurance those beliefs, plans, expectations, or intentions will prove to be accurate. Investors should consider all of the information set forth herein and should also refer to the risk factors disclosed in Pan American's periodic reports filed from time-to-time with the Securities and Exchange Commission and available at www.sec.gov.

PAN AMERICAN GOLD CORPORATION

c/o 605 475 Howe Street

Vancouver BC V6C 2B3

Canada

RAMON FARIAS

Dear Mr. Farias:

Re:	Pan American Gold Corporation (the “Optionee”) and Ramon Farias (the “Optionor”)

The purpose of this letter agreement is to document the terms upon which the Optionor has granted to the Optionee the right to earn a 100% interest (subject to the retention by the Optionor of a NSR, as hereinafter provided) in certain mineral properties, subject to the fulfillment of certain conditions during the one (1) month period commencing on the date of execution of this letter agreement and ending on the date which is 30 days later (the “Pre-Agreement Activity Period”). Although the parties intend on entering into a formal option agreement, which will supersede this letter agreement, this letter agreement creates binding legal obligations and will represent the definitive agreement in the event that the formal agreement is not entered into.

For the purposes of this letter agreement, the following shall apply:

(a)	“Property” means the mineral properties generally referred to as the Huicicila (Miravalles) properties in Nayarit State, Mexico which are more specifically referred to in Schedule “A” attached hereto;
(b)	“Current Claims” means the following claims with a total of 993.8830 hectares:
Cila	T-213226	470.1908 hs
Cila 1	T-225662	348.8092 hs
Cila 2	E-59/6831	144.4103 hs
Cila 5	T-225663	30.3887 hs
(d)	“Option” means the option in favour of the Optionee to acquire a 100% interest in the Property, subject to the NSR, on the terms and conditions of this letter agreement;
(e)	“Option Period” means the period following the Pre-Agreement Activity Period during which the Optionee has the right to exercise the Option;
(f)

“Area of Influence” for this Agreement means all new claims staked within 20 kilometers of the Punto de Partida (starting point of the claims) will be entered into this agreement by action of staking or the approval of the optionee.

(f)	“NSR” means a 3% net smelter return royalty from production from the Property, which will be payable upon the commencement of commercial production.
(g)

“FIDEICOMISO Credit loan for Exploration Work” means the Fomento Minero loan on the property made to the Optionor with repayment made from production. To be repaid from NSR payments made to Optionor upon initiation of production.

The Option is subject to the fulfillment during the Pre-Agreement Activity Period of the following conditions in favour of the Optionee, which may, at the Optionee’s discretion, be waived:

(a)	A one month review of all claims on the project by a Perito Minero of the Optionee’s choosing and acceptance of the resulting findings or resolution of any conflicts by the optionor.
(b)	Presentation of the “Property” to the optionee free of any conflicts in ownership by the Optionor at his expense during the first option period.
(c)

The Optionee will initiate geologic and exploration work immediately during the Pre-Agreement Activity Period by making the initial $20,000.00 payment to Ramon Farias as required during the first year of the Option Period

Upon the above conditions in existence during the Pre-Agreement Activity Period having been satisfied or waived at the end of the Pre-Agreement Activity Period, the Optionee will be entitled to exercise the Option and thereby acquire a 100% interest in the Property, subject to the NSR, by completing the following:

(a)

During the first year of the Option Period, the Optionee shall pay to Ramon Farias an initial payment of US $20,000.00 at the beginning of the Option Period, and a second payment of $40,000 six (6) months later. Optionee will complete field work commitments of US $100,000.00 on direct exploration to the Property in the first year of the Option Period;

(b)

During the second year of the Option Period, the Optionee shall pay to Ramon Farias US $120,000.00 on the anniversary date of the Option Period and complete field work commitments of US $200,000.00 on direct exploration to the Property;

(c)

During the third year of the Option Period, the Optionee shall pay to Ramon Farias US $170,000.00 on the anniversary date of the Option Period and complete field work commitments of US $300,000.00 on direct exploration on the Property;

(d)

At the beginning of the Fourth Year, the Optionee shall pay to Ramon Farias $750,000.00, of which, at the Optionee’s discretion, up to 50% will be payable in shares of the public company that holds the Option.

At the option of the Optionor up to 25% of payments noted above may be made in shares of the Optionee at the rate of 1 share for each $0.60.

All of the annual cash payments will be in US dollars, plus a 15% IVA, not including tax payments.

Work commitments exceeding required amounts will be credited to the following year.

The Optionor will assist the Optionee in staffing and organizational needs as the Optionee begins work on the Property.

The Optionee is obligated to pay the taxes and maintain the legal status of the claims comprising the Property in accordance with Mexican mining law during the Pre-Agreement Activity Period and during the Option Period while the Option is in effect. The optionee shall pay US $1000 in taxes for the first option period.

Failure and non-compliance on behalf of the Optionee and on behalf of the Optionor of their obligations established in this agreement shall be cause for advanced termination of this agreement.

Ramon Farias represents and warrants that he has the authority to sign this letter agreement for and on behalf of himself as Optionor.

If the above terms accurately reflect our agreement, please indicate your acknowledgement by signing and returning a copy of this letter.

Yours truly	Agreed to and acknowledged by Ramon Farias this 10th day of May, 2006
PAN AMERICAN GOLD CORPORATION per: /s/ Steve Bajic	per: /s/ Ramon Farias
Steve Bajic	Ramon Farias

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pan American Gold Corporation

/s/ Steve Bajic

Steve Bajic,

Director

Date: May 16, 2006